22004627

ION

Washington, D.C. 20549

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SEC FILE NUMBER
8-22752

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sanctuary Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

250 W 96th St STE 300
(No. and Street)

Indianapolis (City) IN (State) 426260-1329 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Douglas MacKay (Name) 224 516-4221 (Area Code – Telephone Number) dmackay@sanctuarywealth.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FGMK, LLC
(Name – if individual, state last, first, and middle name)

333 West Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

12/17/2009 (Date of Registration with PCAOB)(if applicable) 3968 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Douglas A MacKay, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sanctuary Securities, Inc., as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JENNIFER L. ORR
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires August 5, 2023

Signature:

Title:
Managing Director Accounting Finance

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents

Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management of
Sanctuary Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sanctuary Securities, Inc. (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

FGMK, LLC

We have served as the Company's auditor since 2015.

Chicago, Illinois
March 31, 2022

Sanctuary Securities, Inc.

Statement of Financial Condition
December 31, 2021

Assets		
Cash	$	1,289,292
Due from clearing broker-dealers		6,556,786
Securities owned, at fair value		2,988
Right-of-use-assets, net		1,851,645
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $744,602		82,332
Other assets		775,365
Total assets	$	10,558,408
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable, accrued expenses and other liabilities	$	3,992,816
Due to affiliates		1,177,304
Lease liabilities		2,075,681
Total liabilities		7,245,801
Liabilities subordinated to claims of general creditors		1,000,000
Stockholder's Equity		2,312,607
Total stockholder's equity		2,312,607
Total liabilities and stockholder's equity	$	10,558,408

The accompanying notes are an integral part of this financial statement.

Sanctuary Securities, Inc.

Notes to Financial Statement

Note 1: Description of Business

Sanctuary Securities, Inc. (the "Company" and f/k/a David A. Noyes & Company) is a wholly owned subsidiary of Sanctuary Wealth Group, LLC and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in the activities of sales and trading and investment banking. The Company's customer securities are cleared through another broker-dealer on a fully disclosed basis.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2: Summary of Significant Accounting Policies

The Company follows generally accepted accounting principles ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Furniture, equipment, and leasehold improvements: Furniture, equipment, and leasehold improvements are recorded at cost and depreciated/amortized using the straight-line method over the estimated useful lives of the assets.

Interest and dividends: Interest income and expense and other income are recognized on the accrual basis. Dividend income is recognized on the ex-dividend date.

Other income: Under the terms of one of the Company's clearing agreements, Asset Flow Incentive Payments are credited to the Company on a quarterly basis for Net New Assets introduced to the clearing broker by the Company. In addition to the Performance Incentive, the Company received a bonus for converting to the clearing broker platform and services. This is being recognized over the life of the agreement.

Income taxes: Income taxes are computed using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial statement carrying amounts and the tax basis of our company's assets and liabilities. A valuation allowance is established for deferred tax assets if it is more likely than not that these items will either expire before their benefits are able to be realized, or that future deductibility is uncertain.

Note 3: Revenue from Contracts with Customers

Revenue from contracts with customer is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the

Note 3: Revenue from Contracts with Customers (continued)

promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

Revenue from contracts with customers includes commission and fees income from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms.

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Broker-Dealer Commissions (Commissions and fees):

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and reward of ownership have been transferred to/from the customer.

Investment Banking

Investment banking revenue consist of strategic advisory services and private placement fees:

Strategic Advisory Services:

Performance obligations under these arrangements vary dependent on the contract but are typically satisfied upon completion of the arrangement. The Company's strategic advisory revenues include success fees earned in connection with advising companies, principally in mergers, acquisitions and restructuring transactions. The Company records strategic advisory revenues at the point in time, gross of related expenses, when the services for the transactions are completed under the terms of each assignment or engagement.

Private Placements:

The performance obligation is the consummation of the sale of securities for each contract with a customer. The Company earns agency placement fees in non-underwritten transactions, such as private placements of loans and debt and equity securities. The Company records placement revenues at the point in time when the services for the transaction are completed under the terms of each assignment or engagement. The Company controls the service as it is transferred to the customer and is therefore acting as a principal.

Note 4: Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly

Note 4: Fair Value of Financial Instruments (continued)

defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors, including, for example, the type of instrument, whether the instrument is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the instrument.

The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Common stock is recorded at fair value based on quoted market prices and recently executed transactions. These financial instruments are classified in Level 2 of the fair value hierarchy.

	Fair Value Measurements Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Securities owned:				
Common stock	$ -	$ 2,988	$ -	$ 2,988
	$ -	$ 2,988	$ -	$ 2,988

The Company assesses the levels of the instruments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy.

Note 5. Due from Clearing Broker-Dealers

The amount receivable from clearing broker-dealers at December 31, 2021 is comprised of the following:

Cash	$ 1,955,418
Fees and commissions receivable	2,301,182
Clearing deposit	2,300,186
	$ 6,556,786

Note 6. Related Party Transactions

The Company entered into an expense sharing agreement with its parent, Sanctuary Wealth Group, LLC, and its affiliate, Sanctuary Advisors, LLC. The agreement was entered into to provide for the sharing of joint operating expenses. Effective September 1, 2020, the agreement was amended to reflect the change in the economic activities of the Company and Sanctuary Advisors, LLC and accordingly revised the allocation percentage and methodology to reflect such business activities. As of December 31, 2021, due to affiliates represents outstanding amounts payable to affiliated entities related to this expense sharing agreement. This amount fluctuates monthly as expenses are incurred and allocated and cash is moved between the Company and its Parent. To the extent there is a receivable it is unsecured and non-interest bearing.

Note 7. Furniture, Equipment and Leasehold Improvements

Furniture, equipment, and leasehold improvements at December 31 2021, consist of:

Furniture and equipment	$ 433,281
Leasehold improvements	393,653
Accumulated depreciation and amortization	(744,602)
	$ 82,332

Note 8. Income Taxes

The approximate deferred income tax assets and liabilities consist of the following as of December 31, 2021:

Net operating loss carryforward	$ 1,488,700
Property and equipment	3,300
Rent expense	16,300
Net deferred tax asset	$ 1,508,300
Valuation allowance	(1,508,300)
Net deferred tax asset	$ -

The valuation allowance against the net deferred tax asset was provided as management believes that more than likely all the deferred income tax asset will not be fully utilized in the near term. As of December 31, 2021, the Company had a net federal operating loss carryforward of approximately $4,903,000, which will expire at various dates through December 31, 2040.

Note 9. Profit Sharing and Salary Reduction Plan

The Company has a profit sharing and salary reduction plan to which the Board of Directors may authorize salary reduction matching payments and profit-sharing contributions. The plan is funded on a discretionary basis and covers substantially all employees.

Note 10. Leases

The Company's lease agreements cover office facilities and expire at various dates. The Company's leases are operating leases, which are included in right-of-use assets and lease liabilities on the Company's statement of financial condition. The Company's current lease arrangements expire from 2022 through 2024, some of which include options to extend or terminate the lease. However, the Company in general is not reasonably certain to exercise options to renew or terminate, and therefore renewal and termination options are not considered in the lease term or the right-of-use asset and lease liabilities balances.

The Company's lease population does not include any residual value guarantees, and therefore none were considered in the calculation of the lease balances. The Company has leases with variable payments, most commonly in the form of the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable payments were excluded from the right-of-use asset and lease liability balances since they are not fixed or in-substance fixed payments.

For leases with greater than 12 months, right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of the future lease payments over the lease term. The discount rate used to determine the commencement date present value of the lease payments is the interest rate implicit in the lease, or when that is not readily determinable, the Company utilizes its incremental borrowing rate. The lease agreements generally do not provide a readily determinable implicit rate nor is it available to us from the lessors. Instead, the Company estimates the Company's incremental borrowing rate based on information available at lease commencement in determining the present value of future payments. Lease expense for net present value of payments is recognized on a straight-line basis over the lease term. Leases with an initial term of 12 months or less with purchase or extension options that are not reasonably certain to be exercised are not recorded on the Statement of Financial Condition, the Company recognizes lease expense for these leases on a straight-line basis over the term of the lease. The Company does not have any leases with an initial term of 12 months or less.

Amounts recorded in the statement of financial condition as of December 31, 2021, are as follows:

Operating lease ROU assets	$1,851,645
Operating lease liabilities	$2,075,681

Other information related leases as of December 31, 2021, are as follows:

Weighted average remaining lease term:	
Operating leases	2.5 years
Weighted average discount rate	
Operating leases	6.52%

Note 10. Leases (continued)

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2021, are approximately as follows:

2022		879,000
2023		893,000
2024		488,000
		$ 2,260,000
	Less imputed interest	(184,000)
	Total lease liabilities	$ 2,076,000

The Company entered into a lease agreement to sublease a portion of their corporate headquarters in 2016. The agreement expires in July 2024. The remaining approximate gross rent due as of December 31, 2021 is as follows:

2022	348,200
2023	354,200
2024	192,300
	$ 894,700

Note 11. Contingencies

***Litigation/Arbitrations and Regulatory Matters*:**

In the ordinary course of business, the Company is a defendant in litigation, arbitration and regulatory proceedings and may be subject to unasserted claims primarily in connection with its activities as a securities broker-dealer or as a result of services provided in connection with securities offerings. Such litigation and claims may involve substantial or indeterminate amounts and are in varying stages of legal proceedings. When the Company believes that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated (after giving effect to any expected insurance recovery), the Company accrues such amount. Upon final resolution amounts payable may differ materially from amounts accrued. As of December 31, 2021, the Company had accrued liabilities in the amount of approximately $145,000 for certain pending matters. For other pending maters, the Company was unable to estimate a range of possible loss, however, in the opinion of management, after consultation with counsel, the ultimate resolution of these matters is not expected to have a material adverse effect on the Company's financial position, results of operations or liquidity.

Note 12. Liabilities Subordinated to Claims of General Creditors

The Company entered into a subordinated loan agreement with its parent company, Sanctuary Wealth Group, LLC in the amount of $1,000,000. This agreement was approved on May 31, 2017 by FINRA. The maturity date of the loan was March 31, 2021 and has no prepayment penalty. In accordance with the agreement, the scheduled maturity date in each year shall be extended an additional year unless on or before the day seven months preceding the scheduled maturity date then in effect, the lender shall notify the Company in writing that the scheduled maturity date shall not be extended. The parent company, Sanctuary Wealth Group, LLC intends to continue to extend the maturity date of the agreement. The loan bears interest at the annual rate of 10%.

Note 13. Off-Balance-Sheet Risk and Concentration of Credit Risk

Customer securities are introduced to and cleared through other clearing brokers on a fully disclosed basis. Under the terms of the clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary. Pursuant to the Company's clearing agreements, the Company is required to maintain deposits with its clearing brokers. The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing brokers with which it conducts business.

The Company's clearing operations are provided by two clearing brokers and the amounts due from these clearing brokers represents a concentration of credit risk should these clearing brokers be unable to fulfill their obligations.

Additionally, the Company buys from and sells to customers fixed income securities primarily on a principal basis, and, from time to time, may be exposed to market risk. This risk is generally controlled by monitoring the market and entering into offsetting positions when appropriate.

In the normal course of business, the Company may enter into underwriting commitments. As of December 31, 2021, there were no open commitments.

The Company maintains deposits with high-quality financial institutions in amounts that are in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Note 14. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to use the alternative net capital method permitted by Rule 15c3-1. Under this rule, the Company should not permit its net capital to be less than the greater of $250,000 or 2 percent of aggregate debits arising from customer transactions.

At December 31, 2021 the Company had net capital of $2,836,942 which was $2,586,942 in excess of its required net capital of $250,000. The net capital rule may effectively restrict the payment of cash distributions to stockholders.

Note 15. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Note 16. Subsequent Events

The Company has evaluated subsequent events for the potential recognition and/or disclosure through the date the financial statements were issued and is not aware of any material subsequent events during this period.